Exhibit 99.1

Foresight’s QuadSight™ Vision System Selected as Finalist in 2019 Edison Awards

The quad-camera vision system was chosen as one of the two leading technologies in the Autonomous Vehicles category

Ness Ziona, Israel – February 19, 2019 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, today announced that its QuadSight™ vision system was named a finalist in the Transportation & Logistics, Autonomous Vehicles category in the prestigious 2019 Edison Awards. The Edison Awards, named after Thomas Alva Edison, recognize and honor the world’s best in innovators and innovations. The Edison Awards will announce gold, silver and bronze award winners at the Edison Awards Gala held Thursday, April 4, 2019, in New York City.

Foresight’s quad-camera vision system was selected by a judging panel comprised of more than 3,000 professionals from the fields of product development, design, engineering, science, marketing and education, including professional organizations representing a wide variety of industries and disciplines.

The QuadSight™ quad-camera stereoscopic vision system offers unparalleled obstacle detection capabilities for autonomous vehicles. Through sensor fusion, QuadSight™ leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust object detection of any shape, form or material, in all weather and lighting conditions. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries, no matter the weather or lighting conditions.

“It is a great honor for Foresight to be included among the impressive list of Edison Award finalists,” said Haim Siboni, CEO of Foresight. “QuadSight™ addresses the real world need for obstacle detection accuracy required to ensure autonomous vehicle safety. This prestigious recognition from the Edison Awards, after being named a 2019 CES Innovation Awards Honoree, further validates Foresight’s innovation and achievements in advancing vision systems for the automotive industry.”

Since 1987, the Edison Awards have recognized and honored some of the world’s most innovative new products, services and business. The Edison Awards symbolize the persistence and excellence personified by Thomas Edison, while also strengthening the human drive for innovation, creativity and ingenuity. The Edison Awards is a program conducted by Edison Universe. For more information about the Edison Awards, please visit www.edisonawards.com

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits of the QuadSight vision system. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654